Filed Pursuant to Rule 253(g)(2)

File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 12 DATED JULY 21, 2017

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our asset acquisitions.

Declaration of Distributions

On July 19, 2017, our manager, RM Adviser, LLC (the “Manager”), authorized a cash distribution of $0.0667 per share of the Company’s common stock to shareholders of record as of August 31, 2017.  The distribution will be paid on or about September 15, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning August 1, 2017 and ending August 31, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Acquisition of Texas Retail Portfolio—Odessa/Midland/San Antonio, TX

Acquisition of Texas Retail Portfolio—Odessa/Midland/San Antonio, TX

On July 18, 2017, we acquired a $3,325,000 preferred equity investment (the “Preferred Equity”) in connection with an acquisition of a 241,788 square-foot, six-property retail portfolio (the “Portfolio”), consisting of two properties in Midland, Texas, two properties in Odessa, Texas, one property in San Antonio, Texas and one property in Live Oak, Texas.  After this acquisition, the capital structure for this acquisition consists of approximately (i) $8,900,000 in joint venture equity, (ii) $29,500,000 in senior debt and (iii) $3,325,000 in preferred equity (held by us).  The sponsor of this transaction also infused an additional $1,300,000 of equity during a refinance in June 2017.

We acquired the Preferred Equity from Realty Mogul, Co. for a purchase price of $3,346,982.02, which represents the $3,325,000 principal amount plus $21,982.02 of accrued but unpaid interest through the acquisition date. The acquisition was funded with capital raised from our investors and a loan from Realty Mogul, Co. The Preferred Equity is interest only with a fixed interest rate of 14.0% and a remaining term of approximately 120 months, as of the acquisition date.

The Preferred Equity investment is co-terminus with the $29,500,000 senior loan on the Portfolio which closed concurrently with our Preferred Equity investment. The senior loan, anticipated to be contributed into a commercial mortgage backed securities (“CMBS”) securitization pool, was originated by Starwood Mortgage Capital, LLC, an affiliate of Starwood Property Trust, a publicly traded REIT (NYSE: STWD) with a portfolio of over $10.0 billion across various business segments, including, lending, investing & servicing, and real property.

Two of the Portfolio’s properties are located in the Midland metropolitan statistical area (the “Midland MSA”).  According to the United States Census Bureau (“US Census”), as of July 2016, the population of the Midland MSA was 168,288 people, with a growth rate of 18.8% since April 2010.  As of May 2017, the unemployment rate in the Midland MSA stood at 3.8%, below the statewide average of 5.0% for the same period.

Two of the Portfolio’s properties are located in the Odessa metropolitan statistical area (the “Odessa MSA”).  According to the US Census, as of July 2016, the population of the Odessa MSA was 157,462 people, with a growth rate of 14.8% since April 2010.  As of May 2017, the unemployment rate in the Odessa MSA stood at 4.7%, below the statewide average of 5.0% for the same period.

The remaining two properties in the Portfolio are located in the San Antonio-New Braunfels metropolitan statistical area (the “San Antonio MSA”).  According to the US Census, as of July 2016, the population of the San Antonio MSA was 2,429,609 people, with a growth rate of 13.4% since April 2010.  As of May 2017, the unemployment rate in the San Antonio MSA stood at 3.6%, below the statewide average of 5.0% for the same period.

The Portfolio is currently 96% leased to a diversified tenant base, with one tenant occupying more than 20% of the total rentable square footage (the “RSF”).  Thirty-eight tenants, representing approximately 77% of the leased RSF, have occupied their respective properties for more than five years.  The Portfolio includes national tenants such as Starbucks, Buffalo Wild Wings, Dollar Tree and McAlister Deli.  As of July 2017, the largest tenants at the property include Bob Mills Furniture (21% of the leased RSF), Beall's (11% of the leased RSF) and Dollar Tree (4% of the leased RSF).  Since 2007, the Portfolio’s occupancy has ranged from 87% to 99%, with an average occupancy of 94%.  The sponsor of this transaction intends to add value by leasing the remaining vacant space and renewing existing tenants as rollovers occur.

The sponsor of this transaction has significant real estate experience, including the management, renovation, financing, and development of real estate since 1984.  Over the past 20 years, the sponsor has acquired more than $300 million in various types of commercial properties.  Currently, the sponsor owns and manages more 1.2 million square-feet of commercial properties, consisting of 18 properties located in Texas, Arizona, Nevada, and California.